

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 11, 2017

Robert N. Fitzgerald
Senior Vice President & Chief Financial Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 1500
Tulsa, OK 74136-4231

  Re: **SemGroup Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 24, 2017
    File No. 1-34736

Dear Mr. Fitzgerald:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources